

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 10, 2013

<u>Via E-mail</u>
Evgeny V. Mikhel
Chief Executive Officer
Mechel OAO
Krasnoarmeyskaya Street 1
Moscow 125993
Russian Federation

> **Re:** **Mechel OAO**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed May 10, 2012**
> **File No. 1-32328**
> **Response Letter Dated December 21, 2012**

Dear Mr. Mikhel:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

<u>General</u>

1. You indicate in your response to comment 2 in our letter dated November 27, 2012 that your indirect sales of steel to Iran will continue, although such sales may decrease significantly. You also indicate that you have no current plans to make future direct sales of steel to Iran. Please discuss for us the potential impact of Section 1245(a)(1)(B) of the National Defense Authorization Act for Fiscal Year 2013, which was signed into law on January 2, 2013, on your future indirect, and any direct, sales to Iran. Please also consider and address whether the referenced law has any effect on your assessment of the materiality of your business related to Iran.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance